B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

Monday, October 17, 2005

05012006

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
OCT 24 2005
WASH. D.C. 199 SECTION

Enclosures:

- Voting Results – Fiscal 2005 Shareholders' Meeting – September 27, 2005
- Press Release – September 20, 2005 (Normal Course Issuer Bid)
- Press Release – October 5, 2005 (First Quarter Results – Fiscal 2006)
- First Quarter Interim Report – 13 weeks ended August 6, 2005
- Certificate of Interim Filing - CEO
- Certificate of Interim Filing - CFO

dlw 10/25

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

SEC EXEMPTION #82-4245

Annual Meeting of the Shareholders of
BFS Entertainment & Multimedia Limited (the "Issuer")

September 27, 2005
Toronto, Ontario

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
(Section 11.3)

Matters Voted Upon

Item		Outcome of Vote	Votes by Ballot: Votes For	Votes by Ballot: Votes Withheld/Against
1.	The election of the following nominees as directors of the Issuer for the ensuing year or subject to the Issuer's by-laws and to applicable laws, until their successors are elected or appointed: (a) Denis B.E. Donnelly (b) David E. Chapman (c) Warren Palitz (d) Mark Shoniker (e) C. Mark Zeilstra	passed	N/A	N/A
2.	The reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting and authorizing the directors to fix their remuneration.	passed	N/A	N/A

DATED this 5nd day of October, 2005.

BFS Entertainment & Multimedia Limited

By: "signed" Denis B.E. Donnelly
Name: Denis B.E. Donnelly
Title: President & CEO

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Tuesday, September 20, 2005

For Immediate Release

Stock Symbol (TSX Venture Exchange): BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES NORMAL COURSE ISSUER BID

Richmond Hill, Ontario, Canada, Tuesday, September 20, 2005: BFS Entertainment & Multimedia Limited ("BFS") *announced today that the TSX Venture Exchange has accepted BFS' notice of intention* to make a normal course issuer bid for its common shares through the facilities of the TSX Venture Exchange.

On September 21, 2005, BFS may commence making purchases of up to a maximum of 423,283 common shares, which represents 5.4% of its issued and outstanding common shares and 10% of the 4,232,833 common shares of BFS held by persons other than senior officers, directors and principal shareholders of BFS. Any shares acquired will be purchased at the market price for the common shares at the time of acquisition and will be cancelled. Don Ross of Jones Gable & Company Limited will be the broker conducting the normal course issuer bid on behalf of the Company. The bid will terminate on the earlier of the date determined by BFS and September 20, 2006. BFS currently has 7,898,333 issued and outstanding common shares.

During the period ended August 29, 2005 (i.e. the period of the Company's most recently completed normal course issuer bid), 72,500 common shares were purchased for $11,423 by the Company pursuant to such normal course issuer bid. Since August 29, 2005, the Company has made no further purchases of its common shares.

Proceeding with the normal course issuer bid will give BFS the flexibility to purchase its common shares if it determines that, as a result of the difference between BFS' view of the fundamental value of the common shares and the market price, it is in the best interest of BFS to do so.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of home entertainment DVDs for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Wednesday, October 5, 2005

For Immediate Release: Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES FIRST QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, announced its unaudited consolidated financial and operating results for the first quarter ended August 6, 2005.

Sales for the quarter were $1,876,993 compared to $1,808,892 during the same quarter last year, representing an increase of 4%. Operating earnings were $135,871 compared to $117,913 last year. Net earnings for the quarter were $394 ($0.00 per share) compared to a net loss of $41,991 ($0.01 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "Historically, our first quarter (of the fiscal year) has been our weakest, but in fiscal 2006 we have improved this position and reached a breakeven situation.

We continue to look for and to add quality programming to control our costs as we work towards a more profitable future."

FINANCIAL HIGHLIGHTS (unaudited)	Thirteen weeks ended	
	August 6, 2005	July 31, 2004
Sales	$ **1,876,933**	$ 1,808,892
Operating earnings (EBITDA)[1]	**135,871**	117,913
Earnings (loss) before income taxes	**585**	(63,180)
Income taxes (recovered)	**191**	(21,189)
Net earnings (loss)	**394**	(41,991)
Basic and diluted earnings (loss) per share	**0.00**	(0.01)

1. BFS uses operating earnings (EBITDA) to assess the operating performance of its business. Operating earnings (EBITDA) represents earnings before interest, income taxes and amortization. Operating earnings (EBITDA) do not have a standardized meaning prescribed by generally accepted accounting principles and therfore, is unlikely to be comparable to operating earnings (EBITDA) as reported by other publicly traded companies.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of home entertainment DVDs for resale to retail and catalogues throughout North America.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending August 6, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 5, 2005

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending August 6, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financiai statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 5, 2005

"signed" John Grzybowski
Chief Financial Officer



MANAGEMENT'S DISCUSSION AND ANALYSIS



This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending August 6, 2005 and the audited financial statements and related notes for the period ending May 7, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This information contained in this management's discussion and analysis report updates for the year ended May 7, 2005 for material changes that have taken place. These consolidated financial statements, accompanying notes, and management's discussion and analysis have not been reviewed by an auditor.

Additional information relating to BFS is filed at www.sedar.com. This management's discussion and analysis is dated September 23, 2005.

RESULTS FROM OPERATIONS

	Thirteen Weeks Ending		
Selected annual information of operations data	**Aug. 6, 2005**	July 31, 2004	Aug. 2, 2003
Sales	$ **1,876,993**	$ 1,808,892	$ 1,463,720
Cost of goods sold	**694,795**	563,350	477,471
Gross profit	**1,182,198**	1,245,542	985,979
Gross profit %	**63%**	69%	67%
Operating earnings	$ **135,871**	$ 117,913	$ 224,242
Selling and administrative expenses	**1,046,327**	1,127,629	761,737
Interest expense	**4,311**	17,935	58,462
Amortization	**130,975**	163,128	279,338
Net earnings (loss)	**394**	(41,991)	(31,787)
Basic and diluted earnings per share	$ **0.00**	$ 0.01	$ 0.00
Weighted average number of shares	**7,898,833**	7,970,833	7,970,833

Sales for the quarter were $1,876,993 compared to $1,808,892 during the same quarter last year, a 4% increase over the prior year.

Gross profit for the quarter was $1,182,198 (63% of sales) compared to $1,245,542 (69% of sales) in the prior year.

Selling and administrative expenses for the quarter were $1,046,327 (56% of sales) compared to $1,127,629 (62% of sales) in the prior year.

Amortization of capital assets and deferred development costs was $130,975 compared to $163,128 in the prior year.

Operating earnings before interest, income taxes and amortization (EBITDA) were $135,871 this quarter compared to $117,913 in the prior year.

The corporation uses operating earnings to assess the operation performance of its business. Operating earnings represent earnings before interest, income taxes and amortization. Operating earnings do not have a standardized meaning prescribed by generally accepted accounting principles and therefore, is unlikely to be comparative to operating earnings as reported by other publicly traded companies.

Earnings before taxes in this quarter were $585 compared to a loss $63,180 in the prior year.

Net earnings for the quarter were $394 or $0.00 per share for the year, compared to a net loss of $41,991 or $0.01 per share in the prior year.

Weighted average number of shares outstanding for the year was 7,898,833.

FINANCIAL CONDITION AT AUGUST 6, 2005

	Thirteen Weeks Ending		
Selected data on financial condition	**August 6, 2005**	July. 31, 2004	Aug. 2, 2003
Bank indebtedness	$ **125,138**	$ 979,824	$ 1,511,303
Net working capital	**1,788,990**	1,687,256	1,622,577
Total assets	**3,983,357**	4,777,721	5,831,280
Total long-term liabilities	**29,449**	31,495	395,394
Total liabilities	**919,933**	1,621,282	2,751,719
Shareholders' equity	**3,063,424**	3,156,439	3,079,561

Total assets of the corporation at the end of this quarter amounted to $3,983,357 compared to $4,777,721 in the prior year, primarily due to a decrease in accounts receivable and inventories

Accounts receivable decreased to $640,225 from $978,080 in the prior year, resulting from a continued increase in direct to consumer sales. Direct to consumer sales require payment prior to shipment and only in the form of credit card charge or cheque.

Inventory decrease to $915,156 from the $1,337,137 in the prior year due to an increase in fiscal 2005 in the allowance for the anticipated obsolescence of the remaining VHS formatted product and lower inventory levels consisting of DVD only formatted product.

Prepaid royalties for video products increased to $956,456 from $852,102 in the prior year.

Investment in productions increased to $254,437 from $182,901 in the prior year due to the addition of post-production costs.

Net capital assets decreased to $651,651 from $885,856 in the prior year, primarily due to additional amortization.

Deferred development costs of $29,668 compared to $35,561 in the prior year which were incurred during the year related to the design and development of DVD products.

Total liabilities decreased to $919,933 from $1,621,281 in the prior year mainly due to a reduction in bank indebtedness.

Shareholders' equity decreased to $3,063,424 from $3,156,439 in the prior year. The share capital as at August 6, 2005, was $2,119,624 with 7,898,833 shares outstanding compared to 2,131,047 with 7,970,833 outstanding in the prior year.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At August 6, 2005, the Company had an operating line of credit of $2,000,000 of which approximately $60,000 was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

On September 19, 2005, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2006, a maximum of 423,283 shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no shares for cancellation.

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the first quarter ended August 6, 2005.

Sales for the quarter were $1,876,993 compared to $1,808,892 during the same quarter last year, representing an increase of 4%. Operating earnings were $135,871 compared to $117,913 last year. Net earnings for the quarter were $394 ($0.00 per share) compared to a net loss of $41,991 ($0.01 per share) in the same quarter last year.

Historically, our first quarter (of the fiscal year) has been our weakest, but in fiscal 2006 we have improved this position and reached a breakeven situation.

We continue to look for and add quality programming and to control our costs as we work towards a more profitable future.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the BFS Video and American Home Treasures video labels, a wide range of home entertainment DVDs for resale to retail and catalogues throughout North America.

Denis B.E. Donnelly
Chairman, President & CEO
September 23, 2005

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
Email: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

FIRST QUARTER REPORT

For the First Three Months
Ended August 6, 2005

BFS VIDEO

AMERICAN HOME TREASURES

Consolidated Statements of Operations

(Unaudited)

For the period ended		August 6, 2005 *13 Weeks Ended*		July 31, 2004 *13 Weeks Ended*
Sales	$	**1,876,993**	$	1,808,892
Cost of goods sold		**694,795**		563,350
Gross profit		**1,182,198**		1,245,542
Selling expenses		**482,284**		475,913
Administrative expenses		**564,043**		651,716
Total selling and administrative expenses		**1,046,327**		1,127,629
Operating earnings before interest, income taxes and amortization (EBITDA) (Note 1b)		**135,871**		117,913
Interest expense		**4,311**		17,935
Amortization		**130,975**		163,158
Earnings (loss) before income taxes		**585**		(63,180)
Income taxes - current		**191**		(7,939)
Income taxes - future		**-**		(13,250)
		191		(21,189)
Net earnings (loss)	$	**394**	$	(41,991)
Basic and diluted earnings (loss) per share (Note 3)	$	**0.00**	$	(0.01)

Consolidated Statements of Retained Earnings

(Unaudited)

For the period ended		August 6, 2005 *13 Weeks Ended*		July 31, 2004 *13 Weeks Ended*
Retained earnings – beginning of period	$	**943,406**	$	1,067,383
Net earnings (loss)		**394**		(41,991)
Retained earnings – end of period	$	**943,800**	$	1,025,392

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited)*

1. Summary of Significant Accounting Policies

The significant accounting policies used in these unaudited interim consolidated financial statements conform with those presented in the corporation's May 7, 2005 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

a) These consolidated financial statements and accompanying notes have not been reviewed by an auditor.

b) The corporation uses operating earnings to assess the operation performance of its business. Operating earnings represent earnings before interest, income taxes and amortization. Operating earnings do not have a standardized meaning prescribed by generally accepted accounting principles and therefore, is unlikely to be comparative to operating earnings as reported by other publicly traded companies.

2. Bank Indebtedness

As of August 6, 2005, the corporation had an operating line of credit in the amount of $2,000,000 (May 7, 2005 – $2,000,000) of which approximately $60,000 (May 7, 2005 – $135,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

Consolidated Balance Sheets

SEC EXEMPTION #82-4245

As at		August 6, 2005 *Unaudited*		May 7, 2005 *Audited*
Assets				
Current				
Accounts receivable	$	**640,225**	$	768,946
Inventories		**915,156**		994,088
Prepaid video royalties		**956,456**		851,774
Prepaid expenses and deposits		**167,637**		125,233
		2,679,474		2,740,041
Investment in productions		**254,437**		241,840
Future income taxes		**95,800**		95,800
Deferred development costs		**301,995**		309,501
Capital assets		**651,651**		716,484
	$	**3,983,357**	$	4,103,666
Liabilities				
Current				
Bank indebtedness (Note 2)	$	**125,138**	$	118,633
Accounts payable and accrued liabilities		**715,334**		833,950
Income taxes payable		**17,157**		16,966
Capital lease obligations due within one year		**32,855**		34,686
		890,484		1,004,235
Capital lease obligations		**29,449**		36,401
		919,933		1,040,636
Shareholders' Equity				
Capital stock (Note 3)		**2,119,624**		2,119,624
Retained earnings		**943,800**		943,406
		3,063,424		3,063,030
	$	**3,983,357**	$	4,103,666

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

3. Capital Stock

Authorized

Unlimited common shares

Issued – Common Shares

	Shares		Amount
Balance – beginning of year	7,898,833	$	2,119,624
Balance – end of period	7,898,833	$	2,119,624

The following table sets out the computation of basic and diluted earnings per share:

		August 6, 2005		July 31, 2004
Numerator:				
Net loss available to common shareholders	$	394	$	(41,991)
Denominator:				
Weighted average shares for basic earnings per share		7,898,833		7,970,833
Net loss per share	$	0.00	$	(0.01)

On September 19, 2005, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2006, a maximum of 423,283 shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no shares for cancellation.

Consolidated Statements of Cash Flows

(Unaudited)

For the period ended		**August 6, 2005** *13 Weeks Ended*		July 31, 200 *13 Weeks Endec*
Operating activities				
Net earnings (loss)	$	**394**	$	(41,991
Items not affecting cash:				
Future income taxes recovered		-		(13,250
Forgiveness of loan receivable		-		14,000
Amortization of capital assets		**93,800**		119,911
Amortization of deferred development costs		**37,174**		43,247
		131,368		121,917
Net changes in non-cash working capital balances		**(57,858)**		141,764
Cash flows provided by operating activities		**73,510**		263,681
Financing activities				
Increase (decrease) in bank borrowings		**6,505**		(103,759
Repayment of capital lease obligations		**(8,783)**		(6,645
Repayment of long-term debt		-		(62,500
Cash flows used in financing activities		**(2,278)**		(172,904
Investing activities				
Additions to capital assets		**(28,967)**		(20,659
Additions to investment in productions		**(12,597)**		(34,557
Additions to deferred development costs		**(29,668)**		(35,561
Cash flows used in investing activities		**(71,232)**		(90,777
Net change in cash and cash equivalents		-		-
Cash and cash equivalents, beginning and end of period	$	-	$	-

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.